United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42767

J-Star Holding Co., Ltd.

(Registrant’s Name)

7/F-1, No. 633, Sec. 2, Taiwan Blvd.,

Xitun District, Taichung City 407,

Taiwan (R.O.C.)

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Definitive Securities Purchase Agreement

J-Star Holding Co., Ltd. (the “Company”), a Cayman Islands company, entered into an equity purchase agreement (the “Purchase Agreement”) dated as of September 24, 2026, with Hudson Global Ventures, LLC, a Nevada limited liability company (the “Investor”). Pursuant to the Purchase Agreement, the Company has the right, but not the obligation, to sell to the Investor from time to time over the period of 36 months from the date of the execution of the Purchase Agreement (the “Commitment Period”), up to $35,000,000 of Class A ordinary shares, par value US$2.50 per share (the “Ordinary Shares”), in accordance with the Purchase Agreement. In addition, the Company issued to the Investor warrants to purchase up to an aggregate of 525,000 Ordinary Shares as consideration for the Investor’s commitment to enter into the Purchase Agreement. Each sale the Company requests under the Purchase Agreement (a “Put Notice”) may be for a number of Ordinary Shares (i) in a minimum amount not less than $25,000.00 (calculated using the Initial Purchase Price (as defined below)) and (ii) in a maximum amount up to the lesser of (a) $2,500,000.00 (calculated using the Initial Purchase Price (as defined below)) or (b) 200% of the Average Daily Trading Value (as defined below). “Initial Purchase Price” is defined in the Purchase Agreement to mean 95% of the average of the three (3) lowest traded prices of our Ordinary Shares on the Nasdaq Capital Market during the five (5) trading days immediately preceding the respective Put Date (as defined below). “Average Daily Trading Value” shall mean the average trading volume of our Ordinary Shares on the Nasdaq Capital Market during the three (3) trading days immediately preceding the respective Put Date (as defined below) multiplied by the lowest closing price of our Ordinary Shares on the Nasdaq Capital Market during the three (3) trading days immediately preceding the respective Put Date (as defined below). “Put Date” is defined in the Purchase Agreement to mean any trading day during the Commitment Period that a Put Notice is deemed delivered pursuant to the Purchase Agreement.

Concurrently with the Purchase Agreement, the Company also entered into a registration rights agreement (the “Registration Rights Agreement”) with the Investor, pursuant to which the Company agreed to file a registration statement with the Securities and Exchange Commission covering the resale of the Ordinary Shares issuable under the Purchase Agreement and the shares underlying the warrants.

The Purchase Agreement and Registration Rights Agreement contain customary representations, warranties and agreements of the Company and the Investor, as well as customary indemnification rights and obligations of the parties. The Investor further agrees, among other things, to certain beneficial ownership limitations as stipulated in the Purchase Agreement.

The Purchase Agreement and Registration Rights Agreement are filed as Exhibits 10.1 and 10.2, respectively, to this Current Report on Form 6-K. The foregoing is only a brief description of the material terms of the Purchase Agreement and Registration Rights Agreement and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits. This content does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Purchase Agreement dated as of September 24, 2026
10.2	Registration Rights Agreement dated as of September 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 28, 2026

J-Star Holding Co., Ltd.

By:	/s/ Jing-Bin Chiang
Name:	Jing-Bin Chiang
Title:	Chief Executive Officer